Far Breton Bakery LLC

Profit and Loss
January - December 2023

	TOTAL
Income	
Grant	10,684.60
Refunds to customers	-300.00
Sales	266,384.20
Total Income	**$276,768.80**
Cost of Goods Sold	
Cost of goods sold	
Equipment rental	855.02
Subcontractor expenses	807.72
Supplies & materials	37,256.33
Total Cost of goods sold	**38,919.07**
Shipping	497.78
Total Cost of Goods Sold	**$39,416.85**
GROSS PROFIT	**$237,351.95**
Expenses	
Advertising & marketing	2,937.47
Bad Debt	2,500.00
Bank fees & service charges	4,383.99
Business licences	1,895.81
Dues & Subscriptions	661.96
Insurance	3,776.33
Interest paid	146.01
Legal & Professional Fees	9,263.17
Meals	368.73
Merchant Fees	679.59
Office supplies	1,033.30
Payroll expenses	
Taxes	8,813.54
Wages	95,788.79
Total Payroll expenses	**104,602.33**
Rent	20,310.83
Repairs & maintenance	29,020.28
Supplies	2,135.70
Telephone Expense	68.00
Tools & Small Equipment	173.77
Travel	321.43
Utilities	6,068.34
Internet Expense	620.66
Total Utilities	**6,689.00**
Total Expenses	**$190,967.70**
NET OPERATING INCOME	**$46,384.25**

Far Breton Bakery LLC

Profit and Loss

January - December 2023

	TOTAL
Other Expenses	
Depreciation	19,795.00
Vehicle expenses	
Vehicle gas & fuel	549.50
Total Vehicle expenses	**549.50**
Total Other Expenses	**$20,344.50**
NET OTHER INCOME	**$ -20,344.50**
NET INCOME	**$26,039.75**

Far Breton Bakery LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Heartland Checking (0025)	8.45
Heartland Savings (0000)	5.84
Old National Checking (2495)	6,264.75
Total Bank Accounts	**$6,279.04**
Total Current Assets	**$6,279.04**
Fixed Assets	
Accumulated Depreciation	-32,926.00
Equipment	
BP Auction Oven #2	0.00
Migail C-2F-HC 2-Door Freezer	3,658.22
Migail C-2R-HC- 2-Door Fridge	3,257.32
Vulcan VC44E Oven	5,000.00
Total Equipment	**11,915.54**
Vehicles	
2015 Toyota Highlander	34,112.44
Food Truck - 2021 Interstate SFC510SAFS	10,333.19
Total Vehicles	**44,445.63**
Total Fixed Assets	**$23,435.17**
TOTAL ASSETS	**$29,714.21**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loans	
BUS PPP Loan (0695)	0.00
Kiva Loan	3,000.00
Kwik Cash Loan (800)	0.00
Loan - Jason Sielaff	21,000.00
SBA PPP Loan (0715)	0.00
SBA PPP Loan (0718)	0.00
Stephen Young	6,600.00
Toyota Financial Services	0.00
WWBIC Loan	65,470.45
Total Loans	**96,070.45**
Total Other Current Liabilities	**$96,070.45**
Total Current Liabilities	**$96,070.45**
Total Liabilities	**$96,070.45**

Far Breton Bakery LLC

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Owner draws	-86,820.42
Owner investments	53,818.21
Retained Earnings	-59,393.78
Net Income	26,039.75
Total Equity	**$ -66,356.24**
TOTAL LIABILITIES AND EQUITY	**$29,714.21**

Far Breton Bakery LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	26,039.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Depreciation	19,795.00
Loans:BUS PPP Loan (0695)	-499.19
Loans:Kiva Loan	-1,125.00
Loans:Kwik Cash Loan (800)	-1,000.00
Loans:Loan - Jason Sielaff	-1,000.00
Loans:Stephen Young	-1,200.00
Loans:Toyota Financial Services	-1,595.67
Loans:WWBIC Loan	65,470.45
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**78,845.59**
Net cash provided by operating activities	**$104,885.34**
INVESTING ACTIVITIES	
Equipment:BP Auction Oven #2	0.00
Equipment:Migail C-2F-HC 2-Door Freezer	-3,658.22
Equipment:Migail C-2R-HC- 2-Door Fridge	-3,257.32
Equipment:Vulcan VC44E Oven	-5,000.00
Net cash provided by investing activities	**$ -11,915.54**
FINANCING ACTIVITIES	
Owner draws	-12,511.63
Owner investments	0.00
Retained Earnings	-74,308.79
Net cash provided by financing activities	**$ -86,820.42**
NET CASH INCREASE FOR PERIOD	**$6,149.38**
Cash at beginning of period	129.66
CASH AT END OF PERIOD	**$6,279.04**